DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DevvStream Corp.
Commission File No. 001-40977

On December 30, 2025, in connection with the transactions contemplated by the Agreement and Plan of Merger by and among DevvStream Corp. (“DevvStream”), Southern Energy Renewables Inc. (“Southern”) and Sierra Merger Sub, Inc., DevvStream issued a press release announcing a non-binding memorandum of understanding to evaluate a strategic collaboration focused on small modular reactor nuclear power development, electro-sustainable aviation fuel production, and the creation, verification, and monetization of eligible environmental attributes alongside IP3 Corporation, Southern, and XCF Global Inc. A copy of this press release is below.

DevvStream, Southern, IP3, and XCF to Evaluate Development of America-First Nuclear Power, Advanced Fuels, and Digital Environmental Asset Monetization

Exploring U.S.-based nuclear power as a strategic enabler for advanced fuels, AI-era infrastructure, and tokenized environmental assets

Potential to advance next-generation eSAF pathways by pairing continuous clean electricity with electrolysis, hydrogen production, and low-carbon fuel synthesis

Assessing potential pathways for leveraging American power, American feedstocks, and American infrastructure to strengthen U.S. industrial and energy leadership

Sacramento, California – December 30, 2025 – DevvStream Corp. (Nasdaq: DEVS) (“DevvStream”), a leading carbon management and environmental-asset monetization firm, today announced a non-binding memorandum of understanding (“MOU”) to evaluate a strategic collaboration focused on small modular reactor (“SMR”) nuclear power development, electro-sustainable aviation fuel (“eSAF”) production, and the creation, verification, and monetization of eligible environmental attributes alongside IP3 Corporation (“IP3”), Southern Energy Renewables Inc. (“Southern”), and XCF Global Inc. (“XCF”) (Nasdaq: SAFX) (together “the parties”).

The MOU outlines a proposed integrated framework to assess the development and deployment of firm, zero-carbon nuclear electricity from SMRs to support clean fuel production and energy-intensive end markets, including AI data centers, while enabling robust environmental-attribute structures that may meet evolving compliance, reporting, and market standards. The MOU also outlines a framework to explore the development and deployment of SMR-generated electricity to support existing and future operating assets, including a potential nuclear power solution for a proposed SAF refinery in Louisiana, and to enable a scalable portfolio of verifiable environmental attributes.

If pursued, the parties intend to advance reliable, zero-carbon nuclear power to enable continuous electrolysis, hydrogen production, and downstream fuel synthesis, while also supporting excess clean-power offtake for third-party customers where appropriate.

The parties also intend to evaluate, as part of the negotiation of definitive agreements, environmental-attribute structures associated with eSAF and related low-carbon fuel pathways, including emerging “book-and-claim” and SAF certificate frameworks that allow airlines and corporate buyers to access verified in-sector emissions reduction attributes when physical fuel delivery is constrained.

In parallel, and pending the execution of definitive agreements, the MOU contemplates future development of digital infrastructure to enhance transparency, provenance, and auditability, including tokenization of eligible environmental assets and the use of digital measurement, reporting, and verification (“MRV”) systems to support data quality, provenance, and auditability.

“Together, we are exploring real-world asset and tokenized environmental-asset frameworks with the potential to unlock additional value, improve liquidity, and help lower the delivered cost of clean energy and fuels,” said Sunny Trinh, Chief Executive Officer of DevvStream. “We see this as a potential America-first model that combines U.S. resources, digital infrastructure, and scalable markets.”

“This MOU reflects our focus on putting American energy, infrastructure, and production first,” said Jay Patel, Chief Executive Officer of Southern Energy Renewables. “As the development of advanced nuclear platforms gains momentum, we believe the goal of developing and deploying firm, domestic power is becoming essential for fuels, manufacturing, and data-driven industries. We are committed to exploring how nuclear power, combined with U.S. biomass resources, can enable an integrated, multi-product approach that strengthens U.S. industrial leadership while remaining globally competitive.”

RDML (Ret.) Mike Hewitt, Chief Executive Officer of IP3, added: “Clean, reliable nuclear power is increasingly being pursued as foundational infrastructure for American energy security and industrial growth. We are excited to explore a strategic  relationship with XCF, DevvStream, and Southern, including the potential deployment of small modular reactor technology to provide firm power and support e‑SAF production for European markets.  IP3’s business model to develop infrastructure projects to privatize Small Modular Reactors for multiple offtakers such as AI and data centers that support government and commercial requirements. We believe pairing firm power development with practical environmental‑asset design and monetization can create a differentiated platform that meets real customer demand while delivering the transparency the market expects.”

“This MOU reflects XCF’s disciplined approach to evaluating infrastructure and partnerships that can strengthen the scalability, reliability, and carbon performance of next-generation sustainable aviation fuels,” said Chris Cooper, Chief Executive Officer of XCF Global. “We believe firm, zero-carbon power is an important enabler for eSAF pathways, and this collaboration, if ultimately pursued, is expected to allow us to assess how integrated power, fuel, and environmental-attribute frameworks could support broader adoption of clean fuels.”

The MOU reflects a shared intent to negotiate definitive collaboration agreements on SAF and other low-carbon fuel opportunities. Any specific collaboration arrangements, investments, or project development activities described in this release remain subject to confirmatory due diligence, negotiation and execution of definitive agreements, internal corporate approvals, and any required regulatory or permitting approvals.

About DevvStream Corp.
DevvStream Corp. (Nasdaq: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates.

About IP3 Corporation
IP3 is a U.S. integrator for the development and operations of peaceful and secure civil nuclear power in the global marketplace. IP3’s vision is to create thriving, peaceful environments in critical world markets through the development of sustainable energy and security infrastructure via public/private initiatives and industry-led partnerships.

About Southern Energy Renewables Inc.
Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals, and products developer focused on advancing large-scale biomass-to-fuels projects. These projects are in development and designed to produce carbon-negative SAF and green methanol, supported by integrated carbon capture and sequestration.

About XCF Global, Inc.
XCF Global, Inc. (“XCF”) is an emerging sustainable aviation fuel company dedicated to accelerating the aviation industry’s transition to net-zero emissions. Our flagship facility, New Rise Reno, has a permitted nameplate production capacity of 38 million gallons per year, positioning XCF as an early mover among large-scale SAF producers in North America. XCF is advancing a pipeline of potential expansion opportunities in Nevada, North Carolina, and Florida, and is building partnerships across the energy and transportation sectors to scale SAF globally. XCF is listed on the Nasdaq Capital Market and trades under the ticker, SAFX.

Contacts

DEVS@alpha-ir.com
408.365.4348

Additional Information and Where to Find It
In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com.

Participants in the Solicitation
DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation
This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, statements regarding the terms of the potential collaboration covered by the non-binding MOU, the expected benefits of the potential collaboration covered by the non-binding MOU, what financing strategies the parties to the non-binding MOU are expected to evaluate and the availability of such financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by XCF, IP3, DevvStream and Southern and their respective management teams, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) unexpected increases in  expenses, including manufacturing and operating expenses and interest expenses, as a result of potential inflationary pressures, changes in interest rates and other factors; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with regard to offtake arrangements or the transactions contemplated by the parties; (4) the outcome of any legal proceedings that may be instituted against the parties to the non-binding MOU or others; (5) XCF’s and DevvStream’s ability to regain compliance with Nasdaq’s continued listing standards and thereafter continue to meet Nasdaq’s continued listing standards; (6) the parties ability to negotiate a definitive collaboration agreement and implement any collaborative business plan on an anticipated timeline; (7) the parties ability to raise financing to fund their respective operations and business plans and the terms of any such financing; (8) XCF’s ability to resolve current disputes between its New Rise subsidiary and its primary lender with respect to loans outstanding that were used in the development of the New Rise Reno facility; (9) payment of fees, expenses and other costs related to the negotiation of a definitive collaboration agreement and the advancement of the potential collaboration; (10) the risk of disruption to the current plans and operations of IP3, XCF, Southern and DevvStream  as a result of pursuing the potential collaboration, including on the proposed business combination of DevvStream and Southern; (11) the parties ability to recognize the anticipated benefits of potential collaboration contemplated by the non-binding MOU, which may be affected by, among other things, competition, the ability of parties to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to each parties key intellectual property rights, including the possible infringement of their intellectual property rights by third parties; (17) the risk that XCF’s and DevvStream’s reporting and compliance obligations as publicly-traded companies divert management resources from business operations; (18) LOIs and MOUs, including the non-binding MOU among XCF, Southern, IP3 and DevvStream described herein, may not advance to definitive agreements or commercial deployment, and there can be no assurance that XCF and Southern will successfully negotiate offtake arrangements or develop the contemplated New Rise Louisiana facility; and (19) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in XCF’s and DevvStream’s filings with the Securities and Exchange Commission (“SEC”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or XCF’s, IP3’s Southern’s and/or DevvStream’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of XCF, Southern, IP3 or DevvStream presently know or that they currently believe are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XCF’s, Southern’s, IP3’s and DevvStream’s expectations, plans or forecasts of future events and views as of the date of this Press Release. These forward-looking statements should not be relied upon as representing XCF’s, Southern’s, IP3’s or DevvStream’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements. While XCF, Southern, IP3 or DevvStream may elect to update these forward-looking statements at some point in the future, XCF, IP3, Southern and DevvStream specifically disclaims any obligation to do so. Neither future distribution of this press release nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.